Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

March 5, 2024

Via EDGAR Filing

Mr. Aaron Brodsky

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2390

Income & Treasury Portfolio of Funds, Series 79

File Nos. 333-276689 and 811-03763

Dear Mr. Brodsky:

This letter responds to the comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2390, filed on January 25, 2024, with the Securities and Exchange Commission. The registration statement proposes to offer the Income & Treasury Portfolio of Funds, Series 79 (the “trust”).

PROSPECTUS

Investment Summary — Security Selection

1. Please disclose how the Fund is describing the term “long-term average” and “strong relative performance”.

Response:       In response to this comment, the second and fourth bullet points in the third paragraph under “Security Selection” section will be replaced with the following, respectively:

“Premium/Discount. The sponsor favors funds that are trading at a discount relative to their peers and relative to such fund’s average net asset value over a five year period.”

“Performance. The sponsor favors funds that have a history of strong performance (based on market price and net asset value) when compared to their peers and an applicable index.”

2. This section states, “The sponsor considers the duration of the funds relative to their peers...” Please disclose how the fund is considering the duration of funds relative to their peers and how the fund is defining “peers”.

Response:       In response to this comment, the fifth bullet points in the third paragraph under “Security Selection” section will be replaced with the following:

“Duration. The sponsor considers the duration of the funds (with the sponsor favoring funds with a shorter duration) relative to their peers (the sponsor considers peer funds to be be closed-end funds that invest substantially in income-oriented securities) as well as the overall portfolio.”

3. Please reconcile the statement, “The sponsor considers the duration of the funds relative to their peers...” and the previous statement that the sponsor seeks to select Closed-End Funds that hold securities that have limited durations, meaning five years or less.

Response: The trust does not see a conflict between these two statements and believes they are complimentary. The sponsor seeks to select closed-end funds that hold securities that have a duration of five years or less. Therefore in the selection process, the sponsor considers the duration of closed-end funds relative to their peers, with a preference for funds with a duration of five years or less.

Part B — Financial Sector Risks

4. There are references contained in this section to proposed changes by bank regulatory authorities to the Community Reinvestment Act and fair lending laws that may need to be updated. Please update this section as appropriate. Additionally, reference is made to the EESA. Please define what EESA is in reference to.

Response: In response to this comment, the Financial Sector Risks section in Part B will be updated as appropriate. Additionally, the EESA will be defined as the “Emergency Economic Stabilization Act of 2008”.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren